

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Mr. Robert L. Moody
Chairman of the Board and Chief Executive Officer
National Western Life Insurance Company
850 East Anderson Lane
Austin, TX 78752-1602

Re: National Western Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 001-34411

Dear Mr. Moody:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Gus Rodriguez

                        Gus Rodriguez
                        Accounting Branch Chief